1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	November 16, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell, the Notes. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. This announcement is not for release, publication or distribution in or into, or to any person resident and/or located in, any jurisdiction where such release, publication or distribution is unlawful.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and management, as well as financial statements. No public offering of securities is to be made by the Company or Yancoal Resources in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1171)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE

THIRTEENTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the thirteenth meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was dispatched on 13 November 2015 by way of written notices or e-mails. The meeting was held on 16 November 2015 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by teleconferencing. Ten directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, departmental rules, normative documents, and the articles of association of the Company (the “Articles of Association”).

The ten Directors present at the meeting unanimously agreed and passed the following resolutions:

1.	To approve the proposal in relation to the cash offer to repurchase the US dollar denominated notes issued by Yancoal International Resources Development Co., Limited

(1)	Approved the offer to repurchase for cash of part or all of the US dollar denominated notes due 2022 issued by Yancoal International Resources Development Co., Limited (“Yancoal Resources”) in the overseas markets (the “Repurchase Offer”);

(2)	Approved the execution of the agreements and related legal documents in relation to the Repurchase Offer by the Company and/or Yancoal Resources;

(3)	Approved to authorise the management of the Company, pursuant to the requirements of relevant laws and regulations and in consultation with the relevant regulatory authorities, and from the general principle of acting in the best interest of the Company, to deal with all matters in connection with the Repurchase Offer, including but not limited to:

(i)	determining and implementing the detailed plan in respect of the Repurchase Offer based on the actual conditions, including, without limitation, determination of the principal amount of the notes to be repurchased, the repurchase price, the method of the repurchase and the time limit of the offer period.

(ii)	determining and engaging intermediaries participating in the Repurchase Offer, signing all agreements and documents relating to the Repurchase Offer, and approving any appropriate subsequent changes or amendments to the relevant agreements and documents and arranging disclosure of relevant information pursuant to the applicable laws, regulations and other regulatory rules;

(iii)	undertaking the filing with regard to the Repurchase Offer, including, without limitation, preparing, revising, filing and submitting relevant materials relating to the Repurchase Offer in accordance with the requirements of relevant regulatory authorities, and signing relevant filing documents and other legal documents;

(iv)	in case of any changes to the applicable laws, regulations and other regulatory rules and policies of regulatory authorities in relation to the Repurchase Offer or market conditions, making relevant adjustment to the plan of the Repurchase Offer, unless shareholders’ approval is otherwise required pursuant to relevant laws, regulations and the Articles of Association; and

(v)	dealing with all other matters in connection with the Repurchase Offer.

2.	To approve the proposal in relation to the provision of loan to Yancoal Resources

Approved the provision of loan to Yancoal Resources (an indirect wholly-owned subsidiary of the Company) by the Company, provided that the amount of the loan to be granted to Yancoal Resources shall be within the limits of authority of the Board.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

16 November 2015

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As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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